Exhibit 99.9

NICE and BCG Form Strategic Partnership to Generate Deeper Insights
into Omni-Channel Customer Behavior

Collaboration between leading software solutions provider and top management consultancy will allow both firms to deliver superior big-data insights that create competitive advantage for clients

Ra’anana, Israel, February 24, 2016 – NICE Systems (NASDAQ: NICE) and The Boston Consulting Group (BCG) today announced a new strategic partnership aimed at helping companies transform their customers' omni-channel experience through the combination of BCG’s world-class strategy capabilities and business insights derived from applying NICE analytics to huge volumes of customer interaction data.

This combination of strategic expertise and powerful technology will enable organizations across numerous industries to achieve significant business results by making improvements in the following areas:

•	Customer operations efficiency: By leveraging NICE Call Volume Optimization, organizations can proactively address customer needs to enhance satisfaction and brand loyalty

•
Customer experience optimization: NICE Journey Analytics aggregates all customer interactions, transactions, feedback and agent data to deliver actionable insights that help organizations minimize customer efforts, remedy service bottlenecks, and improve the experience

•	Brand Advocacy Index (BAI) transformation: With the NICE Fizzback Voice of Customer solution, organizations can capture and understand customer sentiment and drive action to improve customer loyalty

The partnership, which is not exclusive, will also help both firms ‒ global leaders in their fields ‒ to extend their market reach and build their customer bases. NICE will gain leads to new potential accounts and different types of buyers, and will be able to leverage BCG’s deep industry knowledge to translate analyses into business insights. BCG will gain access to new volumes of global customer data, allowing it to unlock richer data-driven insights that help clients achieve sustainable advantage and superior value.

Miki Migdal, president of the NICE Enterprise Product Group, commented: "Several of our clients from the banking and telco industries have already expressed interest in working jointly with NICE and BCG to achieve maximum value from their NICE solutions. We believe that together with BCG, a world-class management consultancy, we can help leading organizations, across different verticals and geographies, extract and apply business insights from their customer data to drive measurable results.”

Ralf Dreischmeier, the global leader of BCG's Technology Advantage practice and a senior partner, said: "In recent years, we have seen an increasing focus on monitoring customer journeys across channels and personalizing customer service interactions in real time. We look forward to partnering with NICE, a market leader in advanced analytics of structured and unstructured data and insight generation, to enable our clients to build the perfect service experience by creating an insightful, data-driven picture of their customers' behavior and ensuring that every interaction is simple, personal and effortless."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

About The Boston Consulting Group
The Boston Consulting Group (BCG) is a global management consulting firm and the world's leading advisor on business strategy. We partner with clients from the private, public, and not-for-profit sectors in all regions to identify their highest-value opportunities, address their most critical challenges, and transform their enterprises. Our customized approach combines deep insight into the dynamics of companies and markets with close collaboration at all levels of the client organization. This ensures that our clients achieve sustainable competitive advantage, build more capable organizations, and secure lasting results. Founded in 1963, BCG is a private company with 85 offices in 48 countries. For more information, please visit www.bcg.com.

Media Contacts
Erik Snider, +1 877 245 7448, erik.snider@nice.com
Eric Gregoire, +1 617 850 3783, gregoire.eric@bcg.com

Investor Contacts
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements:
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.